Eversheds Sutherland (US) LLP
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Washington, DC 20001-3980

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stephanihildebrandt@eversheds- sutherland.com

May 2, 2025

Via EDGAR

Timothy Worthington, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	LAGO Evergreen Credit, Amendment No. 1 to the Registration Statement on Form 10; File No. 000-56728

Dear Mr. Worthington:

On behalf of LAGO Evergreen Credit (the “Company”), set forth below is the Company’s response to oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2025 regarding the Company’s Amendment No. 1 to the Registration Statement on Form 10 (File No. 000-56728) (the “Registration Statement”) as filed with the SEC on April 17, 2025. The Staff’s comments from April 30, 2025 are set forth below and are followed by the Company’s responses. Where applicable, revisions to the Registration Statement referenced in the below responses are set forth in Amendment No. 2 to the Registration Statement on Form 10 (the “Amended Registration Statement”), concurrently filed herewith.

1.     Comment: Please confirm that the type of investments contemplated by the disclosure that the Staff highlighted in the original letter will be consistent with Section 17 and exemptive relief, as applicable.  The Staff notes that the disclosure in the relevant section discusses rights to investment opportunities (potentially in issuers that the Company is also invested or has invested in) that are foregone by the Company and utilized by affiliated funds.

Response: The Company confirms that the type of investments contemplated by the disclosure that the Staff highlighted in the original letter will be consistent with the applicable provisions of Section 17 of the Investment Company Act of 1940, as amended (the “1940 Act”), and exemptive relief, as applicable.

2.	Comment: The Staff reiterates Comment 9 from its original letter.

Response: The Company respectfully reaffirms that the Registration Statement is not a prospectus that is filed pursuant to the Securities Act of 1933, as amended, and does not believe that adding the disclosure requested in the Staff’s original Comment No. 9 to the cover page of the Form 10 is appropriate.  However, in response to the Staff reiterating its comment, it has included the following disclosure on page ii of the Amended Registration Statement, noting that similar language is already included elsewhere in the Registration Statement:

•	The Company’s common stock is not currently listed on an exchange, and it is uncertain whether a secondary market will develop.

•	Repurchases of common stock by the Company, if any, are expected to be very limited.

•	The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

•	The privately held companies and below-investment-grade securities in which the Company will invest will be difficult to value and are illiquid.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Timothy Worthington, Senior Counsel May 2, 2025 Page 2

3.     Comment: The Staff reiterates Comment 28 from its original letter.

Response: As noted in the Company’s original response and as discussed with the Staff, the subsidiaries referenced in the disclosure are commonly referred to as “tax blockers” and generally do not engage in separate investment activities.  To the extent any such subsidiaries engage in any investment activities, such activities will be consistent with the applicable requirements of the 1940 Act.

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Please do not hesitate to call me at (202) 383-0845, or Dwaune L. Dupree at (202) 383-0206 if you have any questions or require any additional information.

Sincerely,

/s/ Stephani Hildebrandt

Stephani Hildebrandt

cc:        Tim Gottfried, LAGO Asset Management LLC

Dwaune L. Dupree, Esq., Eversheds Sutherland (US) LLP